August 1, 2012

VIA EDGAR

Suzanne Hayes

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Bank of New York Mellon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 000-52710
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 9, 2012
Response dated May 10, 2012
Form 8-K filed on July 6, 2012
File No. 000-52710

Dear Ms. Hayes:

Thank you for your letter dated July 26, 2012. As previously discussed, we respectfully request an extension of ten business days to respond to your comments. If granted, this requested extension would result in our submission of a response on or before August 23, 2012.

Please contact me at (212) 635-6410 if you would like to discuss this request, or if there is anything else we can provide. We appreciate your consideration.

Sincerely,

/s/ Craig Beazer

Craig Beazer

Associate General Counsel